File No. 82-4698
Corner Bay Silver Inc.
Rule 12g3-2(b)
Ref. Quarter ending Dec 31-01.

Corner Bay Silver Inc.

Second Quarter **Interim Report**

CONSOLIDATED BALANCE SHEETS	December 31, 2001 (Unaudited)	June 30, 2001 (Audited)
ASSETS		
Current assets		
Cash and term deposits	$ 2,398,002	$ 4,022,422
Accounts receivable	327,210	176,912
Prepaid expenses and depos...	9,242	27,389
	2,734,454	4,226,723
Deposits	30,000	30,000
Investments	43,353	43,353
Mineral properties	6,054,112	4,647,942
	$ 8,861,919	$ 8,948,018
LIABILITIES		
Current liabilities		
Account payable and accrued liabilities	$ 335,309	$ 387,963
SHAREHOLDERS' EQUITY		
Capital stock	15,164,003	14,813,154
Contributed surplus	537,005	537,005
Deficit	(7,174,398)	(6,790,104)
	8,526,610	8,560,055
	$ 8,861,919	$ 8,948,018

02034919

SUPPL

RECEIVED SEC MAIL PROCESSING SECTION JUN 10 2002 WASH. D.C. 164

PROCESSED JUN 26 2002 THOMSON FINANCIAL

dlw 6/19

Corner Bay Silver Inc.

Second Quarter **Interim Report**

CONSOLIDATED STATEMENTS OF OPERATION AND DEFICIT **Six Month Periods Ending December 31 (Unaudited)**	**2001**	**2000**
Revenue		
Interest	$ 49,739	$ 23,438
Other income	73,001	35,800
	122,740	59,238
Expenses		
General and administrative	497,925	488,542
Amortization	9,109	9,636
	507,034	498,179
Net loss for the period	384,294	438,940
Deficit, beginning of period	6,790,104	5,722,233
Deficit, end of period	$ 7,174,398	$ 6,161,173
Loss per Share	$ 0.02	$ 0.03

CONSOLIDATED STATEMENTS OF CASH FLOWS **Six Month Periods Ending December 31 (Unaudited)**	**2001**	**2000**
Cash provided by (used in):		
Operating activities		
Net loss for period	$ (384,294)	$ (438,940)
Amortization	9,109	9,636
	(375,185)	(429,305)
Net increase in non-cash working capital balances related to operations	(184,805)	(71,336)
	(559,990)	(500,641)
Investing activities		
Mineral properties	(1,415,279)	(465,775)
Financing activities		
Issuance of common stock	350,849	4,981,341
Increase (decrease) in cash and term deposits during the period	(1,624,420)	4,016,425
Cash and term deposits - beginning of period	4,022,422	929,152
Cash and term deposits - end of period	$ 2,398,002	$ 4,945,577

Corner Bay Silver Inc.

Second Quarter **Interim Report**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Unaudited)

1. **Basis of Presentation**

The accompanying interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with the Company's audited financial statements included in the Annual Report for the year ended June 30, 2001.

The accounting policies and methods of application are consistent with those used in the 2001 audited financial statements.

2. **Capital Stock**

As of December 31, 2001, the Company has 16,016,109 Common Shares issued and outstanding and 2,020,000 Share Purchase Options outstanding exercisable at prices ranging from $1.70 to $3.00 per Common Share. If all Common Share Purchase Options had been exercised on December 31, 2001, the Company would have 18,351,442 Common Shares issued.

3. **Difference between Canadian and United States Generally Accepted Accounting Principles (GAAP)**

Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). These principle measurement differences on the Company's consolidated financial statements are described in Note 11 of the Company's audited financial statements included in the Annual Report for the year ended June 30, 2001

Peter Mordaunt, Chairman and President **February 28, 2002**

File No. 82-4698
Corner Bay Silver Inc.
Rule 12g3-2(b)
Ref. Quarter ending Dec. 31-01 - Revised -

Corner Bay Silver Inc.

Second Quarter **Interim Report**

CONSOLIDATED BALANCE SHEETS	December 31, 2001 (Unaudited)	June 30, 2001 (Audited)
ASSETS		
Current assets		
Cash and term deposits	$ 2,398,002	$ 4,022,422
Accounts receivable	327,210	176,912
Prepaid expenses and deposits	9,242	27,389
	2,734,454	4,226,723
Deposits	30,000	30,000
Investments	43,353	43,353
Deferred exploration expenditures	5,966,351	4,551,072
Land and equipment	87,761	96,870
	$ 8,861,919	$ 8,948,018
LIABILITIES		
Current liabilities		
Account payable and accrued liabilities	$ 335,309	$ 387,963
SHAREHOLDERS' EQUITY		
Capital stock	15,164,003	14,813,154
Contributed surplus	537,005	537,005
Deficit	(7,174,398)	(6,790,104)
	8,526,610	8,560,055
	$ 8,861,919	$ 8,948,018

Corner Bay Silver Inc.

Second Quarter **Interim Report**

CONSOLIDATED STATEMENTS OF OPERATION AND DEFICIT (UNAUDITED)

	Three months ended December 31		Six months ended December 31	
	2001	**2000**	**2001**	**2000**
Revenue				
Interest	$ 15,478	$ 15,611	$ 49,739	$ 23,438
Other income	-	19,300	73,001	35,800
	15,478	34,911	122,740	59,238
Expenses				
General and administrative	328,133	339,621	497,925	488,542
Amortization	4,198	4,818	9,109	9,636
	332,331	344,439	507,034	498,178
Net loss for the period	316,853	309,528	384,294	438,940
Deficit, beginning of period	6,857,545	5,851,645	6,790,104	5,722,233
Deficit, end of period	$ 7,174,398	$ 6,161,173	$ 7,174,398	$ 6,161,173
Loss per Share	$ 0.02	$ 0.02	$ 0.02	$ 0.03

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended December 31		Six months ended December 31	
	2001	**2000**	**2001**	**2000**
Cash provided by (used in):				
Operating activities				
Net loss for period	$ (316,853)	$ (309,528)	$ (384,294)	$ (438,940)
Amortization	4,198	4,818	9,109	9,636
	(312,655)	(304,710)	(375,185)	(429,304)
Net change in non-cash working capital balances related to operations	(102,909)	10,820	(184,805)	(71,337)
	(415,564)	(293,890)	(559,990)	(500,641)
Investment activities				
Deferred exploration expenditures	(755,768)	(85,819)	(1,415,279)	(464,275)
Financing activities				
Issuance of common stock	350,849	4,978,341	350,849	4,981,341
Increase (decrease) in cash and term deposits during the period	(820,483)	4,598,632	(1,624,420)	4,016,425
Cash and term deposits-beginning of period	3,218,485	346,945	4,022,422	929,152
Cash and term deposits-end of period	$ 2,398,002	$ 4,945,577	$ 2,398,002	$ 4,945,577

Corner Bay Silver Inc.

Second Quarter **Interim Report**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2001 (Unaudited)

1. **Basis of Presentation**

   The accompanying interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

   While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with the Company's audited financial statements included in the Annual Report for the year ended June 30, 2001.

   The accounting policies and methods of application are consistent with those used in the 2001 audited financial statements.

2. **Capital Stock**

   As of December 31, 2001, the Company has 16,016,109 Common Shares issued and outstanding and 2,020,000 Share Purchase Options outstanding exercisable at prices ranging from $1.70 to $3.00 per Common Share. If all Common Share Purchase Options had been exercised on December 31, 2001, the Company would have 18,351,442 Common Shares issued.

3. **Difference between Canadian and United States Generally Accepted Accounting Principles (GAAP)**

   Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). These principle measurement differences on the Company's consolidated financial statements are described in Note 11 of the Company's audited financial statements included in the Annual Report for the year ended June 30, 2001

Peter Mordaunt, Chairman and President **February 28, 2002**

File No. 82-4698
Corner Bay Silver Inc.
Rule 12g3-2(b)
Ref. News Release
May 21-2002.

Pan American
SILVER CORP.

CB SILVER

May 21, 2002

Pan American will host a conference call on Tuesday, May 21st at 11:00 a.m. Pacific time (2:00 p.m. Eastern time) to discuss the planned merger with Corner Bay Silver. To participate in the call, dial 1-416-695-5801 five minutes before the start time. To listen to a playback of the call after it has ended, dial 1-416-695-5800 and enter the pass code 1172916. This option will be available for 2 weeks after the call. The conference call will also be broadcast live and archived for later playback on the Internet at http://www.q1234.com.

PAN AMERICAN SILVER AND CORNER BAY SILVER TO MERGE

Vancouver, British Columbia and Toronto, Ontario...Pan American Silver Corp. (Nasdaq – PAAS; Toronto – PAA) and Corner Bay Silver Inc. (Toronto – BAY) are pleased to announce that they have entered into an agreement whereby Pan American will acquire all of the issued and outstanding shares of Corner Bay pursuant to a plan of arrangement. The transaction will combine Pan American's strong silver production and operational experience with Corner Bay's proven exploration success that has resulted in the discovery of the Alamo Dorado silver-gold deposit, its principal asset.

Under the arrangement, each common share of Corner Bay will be exchanged for 0.54 common shares of Pan American plus 0.25 shares of a newly formed exploration company ("ExploreCo"). Peter Mordaunt, Corner Bay's Chairman and President, would join the Board of Pan American. Pan American would own 9.99 percent of ExploreCo and would have the option to acquire, under certain conditions, any future silver discoveries made by it. ExploreCo would be capitalized with approximately US$3 million (C$5.0 million) of Corner Bay's existing cash and would give Pan American's and Corner Bay's shareholders continuing participation in future exploration under the leadership of Mr. Mordaunt.

The Board of Directors of each company has unanimously approved the transaction, which is subject to due diligence, receipt of fairness opinions, and regulatory and shareholder approvals. Certain significant shareholders of Corner Bay, holding approximately 16.4 percent of Corner Bay's shares, have agreed to enter into support agreements with Pan American under which they would vote their shares in favor of the transaction. If Corner Bay terminates the transaction and enters into another acquisition transaction, Pan American would receive a break fee of approximately US$3.4 million (C$5.3 million).

Corner Bay currently has 20.7 million shares outstanding on a fully diluted basis, including approximately 2 million share purchase options (approximately 1 million of which may be exchanged for options in Pan American). Pan American currently has 41.5 million shares outstanding (45 million fully diluted) and would issue approximately 11 million shares to complete the transaction. The merger ratio represents a 53 percent premium over Corner Bay's May 17th closing share price.

The Alamo Dorado deposit is a grassroots exploration discovery made by Corner Bay in 1997. Corner Bay holds a right to earn a 100 percent interest, with no royalties, in the project located in Sonora State, Mexico. Corner Bay previously disclosed reserves (calculated at per ounce prices of $5.28 silver and $300 gold) of 50 million tonnes of ore grading 63.8 grams of silver per tonne and 0.23 grams of gold per tonne for the Alamo Dorado deposit (qualified person – MINTEC, Inc., Sept. 2000 Pre-feasibility Study) containing approximately 103 million ounces of silver and 371,000 ounces of gold. Corner Bay is currently awaiting completion of a feasibility study on the Alamo Dorado deposit by AMEC Simons Mining and Metals, a well-known independent engineering consulting firm. The ongoing feasibility study will be subject to review by Pan American prior to completion. The Alamo Dorado project is located in the western foothills of the Sierra Madres and occupies a ridge top, making it ideal for low strip ratio, open pit mining. Additional mineral resources in the deposit and ample exploration targets on the 5,370-hectare (13,400 acre) project could significantly expand the project's resource base.

Peter Mordaunt, Corner Bay's Chairman and President stated, "Rarely does the combination of two companies have such a natural synergy to instantly create additional shareholder value. There is no question the merger will create a leading primary silver producer and silver investment. Our shareholders along with Pan American's shareholders should be as optimistic about the future of the "new" Pan American as management and the Boards of both of these companies are."

Pan American Silver now operates three wholly owned mines in Latin America with expected production of 8.5 million ounces of silver this year, growing to an annual rate of over 11 million ounces in 2003 with the planned expansion of the La Colorada mine, also located in Mexico.

Pan American's Chairman and CEO, Ross Beaty said, "I congratulate Peter on the excellent job Corner Bay has done in discovering Alamo Dorado and enhancing its value. This deposit fits Pan American like a glove and creates exceptional value for Pan American's shareholders. This transaction increases our Latin American reserves by almost 70 percent and is expected to increase our near-term silver production by more than 50 percent. In addition, over 75 percent of Alamo Dorado's value comes from silver, so it will also accentuate our existing silver purity. This acquisition will boost our silver reserves and resources to over 739 million ounces, and with Alamo Dorado in our development pipeline, Pan American's near-term annual silver production should reach 20 million ounces."

- End -

Ross Beaty, Chairman or Rosie Moore, VP Corporate Relations, Pan American, 604-684-1175
Peter Mordaunt, Chairman or Steve Brunelle, Vice President, Corner Bay, 416-368-6240

File No. 82-4698
Corner Bay Silver Inc.
Rule 12g3-2(b)
Ref. Quarter ending
March 31-02

Corner Bay Silver Inc.

Third Quarter **Interim Report**

CONSOLIDATED BALANCE SHEETS	**March 31, 2002 (Unaudited)**	**June 30, 2001 (Audited)**
ASSETS		
Current assets		
Cash and term deposits	$ 6,588,013	$ 4,022,422
Accounts receivable	339,051	176,912
Prepaid expenses and deposits	69,756	27,389
	6,996,820	4,226,723
Deposits	30,000	30,000
Investment	-	43,353
Deferred exploration expenditures	6,618,908	4,551,072
Land and equipment	83,206	96,870
	$ 13,728,934	$ 8,948,018
LIABILITIES		
Current liabilities		
Account payable and accrued liabilities	$ 317,844	$ 387,963
SHAREHOLDERS' EQUITY		
Capital stock	20,424,254	14,813,154
Contributed surplus	537,005	537,005
Deficit	(7,550,169)	(6,790,104)
	13,411,090	8,560,055
	$ 13,728,934	$ 8,948,018

Corner Bay Silver Inc.

Third Quarter **Interim Report**

CONSOLIDATED STATEMENTS OF OPERATION AND DEFICIT (UNAUDITED)

	Three months ended March 31		Nine months ended March 31	
	2002	**2001**	**2002**	**2001**
Revenue				
Interest	$ 15,665	$ 60,014	$ 65,404	$ 83,452
Other income	124,134	40,700	197,135	76,500
	139,799	100,714	262,539	159,952
Expenses				
General and administrative	511,015	139,112	1,008,940	627,654
Amortization	4,555	4,745	13,664	14,381
	515,570	143,857	1,022,604	642,035
Net loss for the period	375,771	43,143	760,065	482,083
Deficit, beginning of period	7,174,398	6,161,173	6,790,104	5,722,233
Deficit, end of period	$ 7,550,169	$ 6,204,316	$ 7,550,169	$ 6,204,316
Loss per Share	$ 0.03	$ 0.00	$ 0.05	$ 0.03

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three months ended March 31		Nine months ended March 31	
	2002	**2001**	**2002**	**2001**
Cash provided by (used in):				
Operating activities				
Net loss for period	$ (375,771)	$ (43,143)	$ (760,065)	$ (482,083)
Amortization	4,555	4,745	13,664	14,381
Gain on disposal of investment	(5,805)	-	(5,805)	-
	(377,021)	(38,398)	(752,206)	(467,702)
Net change in non-cash working capital balances related to operations	(89,820)	(85,551)	(274,624)	(156,888)
	(466,841)	(123,949)	(1,026,830)	(624,590)
Investment activities				
Deferred exploration expenditures	(652,557)	(418,034)	(2,067,836)	(882,309)
Proceeds on disposal of investment	49,158	-	49,158	-
	(603,399)	(418,034)	(2,018,678)	(882,309)
Financing activities				
Issuance of common stock	5,260,251	45,001	5,611,100	5,026,342
Increase (decrease) in cash and term deposits during the period	4,190,011	(496,982)	2,565,592	3,519,443
Cash and term deposits-beginning of period	2,398,003	4,945,577	4,022,422	929,152
Cash and term deposits-end of period	$ 6,588,014	$ 4,448,595	$ 6,588,014	$ 4,448,595

Corner Bay Silver Inc.

Third Quarter **Interim Report**

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2002 (Unaudited)

1. **Basis of Presentation**

   The accompanying unaudited interim financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

   While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with the Company's audited financial statements included in the Annual Report for the year ended June 30, 2001.

   The accounting policies and methods of application are consistent with those used in the 2001 audited financial statements.

2. **Capital Stock**

   As of March 31, 2002, the Company has 18,146,109 Common Shares issued and outstanding and 1,820,000 Share Purchase Options outstanding exercisable at prices ranging from $1.75 to $3.00 per Common Share. If all Common Share Purchase Options had been exercised on March 31, 2002, the Company would have 19,966,109 Common Shares issued.

3. **Difference between Canadian and United States Generally Accepted Accounting Principles (GAAP)**

   Canadian GAAP varies in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). These principle measurement differences on the Company's consolidated financial statements are described in Note 11 of the Company's audited financial statements included in the Annual Report for the year ended June 30, 2001

Peter Mordaunt, Chairman and President
May 29, 2002